                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                 AMENDMENT NO. 1

            --------------------------------------------------------
                           METRETEK TECHNOLOGIES, INC.
            --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    566323309
                                    ---------
                                 (CUSIP NUMBER)

                        FamCo Value Income Partners, L.P.
                               121 Outrigger Mall
                            Marina del Rey, CA 90292
                                 (310) 577-7887

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                    Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                December 31, 2001
             (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ]  Rule 13d-1-(b)
           [X]  Rule 13d-1-(c)
           [ ]  Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 566323309

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

FamCo Value Income Partners, L.P. - IRS No. 954424525

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

a.

b.       X

3.       SEC Use Only

4.       Citizenship or Place of Organization:  California, USA

  Number of Shares           5.  Sole Voting Power 322,749 Shares
      Beneficially
       Owned by              6.  Shared Voting Power            0
       Each
       Reporting             7.  Sole Dispositive Power 322,749 Shares
       Person
       With                  8.  Shared Dispositive Power       0

9.        Aggregate Amount Beneficially Owned by Each Reporting Person 322,749
          Shares

10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)

11.       Percent of Class Represented by Amount in Row 9  5.31% of Common Stock

12.       Type of Reporting Person (See Instructions) PN


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CUSIP No. 566323309


ITEM 1(a)  NAME OF ISSUER:

Metretek Technologies, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

Metretek Technologies, Inc.
303 East 17th Avenue
Suite 660
Denver, CO  80203

ITEM 2(a)  NAME OF PERSON FILING:

FamCo Value Income Partners, L.P.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the reporting person is:

FamCo Value Income Partners, L.P.
121 Outrigger Mall
Marina del Rey, CA 90292

ITEM 2(c)  CITIZENSHIP:

California, USA

ITEM 2(d)  TITLE OF CLASS OF SECURITIES:

  Common Stock

ITEM 2(e)  CUSIP NUMBER:

  566323309

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR 13d-2(c), CHECK WHETHER THE FILING PERSON IS A:


                               Page 3 of 6 Pages
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CUSIP No. 566323309

a.       [ ]     Broker or dealer registered under Section 15 of the Act,
b.       [ ]     Bank as defined in Section 3(a)(6) of the Act,
c.       [ ]     Insurance Company as defined in Section 3(a)(19) of the Act,
d.       [ ]     Investment Company registered under Section 8 of the Investment
                 Company Act,
e.       [ ]     Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f.       [ ]     Employee Benefit Plan, or Endowment Fund in accordance with
                 Rule 13d-1(b)(1)(ii)(F),
g.       [ ]     Parent Holding Company or Control Person, in accordance with
                 Rule 13d-1(b)(ii)(G); (Note: see Item 7)
h.       [ ]     A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act (12 U.S.C. 1813);
i.       [ ]     A church plan that is excluded from the definition of an
                 investment company under section 3(c)(14) of the Investment
                 Company Act of 1940;
j.       [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

  ITEM 4   OWNERSHIP:

           (a) AMOUNT BENEFICIALLY OWNED: As of the date of this filing, FamCo Value Income Partners, L.P. owns a total of 322,749 shares of common stock of the Issuer as follows: 207,430 shares of common stock, 270 shares of Series B convertible preferred stock (convertible into 88,319 shares of common stock) and 270 warrants (convertible into 27,000 shares of common stock) representing in the aggregate approximately 5.31% of the total of 6,077,764 shares of the Issuer outstanding as of October 31, 2001 (based upon the latest Form 10-QSB of the Issuer).

           (b)      PERCENT OF CLASS:  5.31%

           (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                    (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                             322,749 Shares

                    (ii)     SHARED POWER TO VOTE OR DIRECT THE VOTE:

                             0

                    (iii)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                             OF:

                             322,749 Shares


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CUSIP No. 566323309


                  (iv)     SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                           0

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable

ITEM 10           CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issurer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 566323309


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 2002
-----------------------------------
(Date)

/s/ Kenneth B. Funsten
-----------------------------------
(Signature)

Kenneth B. Funsten, General Partner
-----------------------------------
(Name/Title)


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